UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 14, 2013

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

 Directorate change dated 14 August 2013

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: August 14,  2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: August 14,  2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

14 August 2013

Directorate Change
Group Finance Director Chris Lucas to step down due to ill health

Barclays PLC and Barclays Bank PLC ("Barclays") announce that Chris Lucas will step down from the Board and as Group Finance Director on 16 August.
This is earlier than the previously announced date for Mr Lucas to step down of 28 February 2014, and is brought forward due to health reasons.

Group Finance Director, Chris Lucas said:

"My health was a key factor behind my decision to step down which we announced in February. Whilst I had hoped to be able to continue working until early next year it is now clear to me that with my health as it is this will no longer be possible. I want to do the right thing by Barclays, my family, and myself, and therefore I have reached the difficult decision to step down sooner. I feel confident that I leave Barclays financially robust and well placed to continue to serve its customers, clients, shareholders and other stakeholders."

Group Chief Executive, Antony Jenkins said:

"It is typical of Chris that last year when he told me that he wished to step down he offered to stay as long as he could while we found and inducted a successor. I am very grateful for his support, advice and wisdom during my first year as Chief Executive. Chris has helped navigate our company through many challenges during his six years with the business, and has played a key part in building the foundations which will ensure Barclays becomes the 'Go-To' bank in the years ahead."

Chairman, Sir David Walker said:

"Throughout his time at Barclays, Chris has been a valued member of the Board and, I know, from my conversations with many of them, a respected Finance Director amongst our investors. Whilst I am saddened that his health has forced this decision on him sooner than either of us would have wished I respect his decision and wish him well in the future. He has successfully navigated Barclays' finances through one of the most difficult periods in its history, and he has every right to be proud of what he has done here. On behalf of the Board and Barclays' shareholders I thank him for his substantial contribution."

Barclays announced on 3 February 2013 that Chris Lucas would step down from his role as Group Finance Director. On 16 July 2013, Barclays announced that Tushar Morzaria would succeed Mr Lucas as Group Finance Director. Tushar will now take up his appointment as Group Finance Director on 15 October 2013 and join the Board on this date.

Peter Estlin, Group Financial Controller, will be Acting Chief Financial Officer until 15 October 2013. Peter is deeply familiar with all aspects of the Group's finances, including the capital raising. He will not join the Board though will attend Executive Committee meetings.

-ENDS-

For further information, please contact:

Barclays Investor Relations Charlie Rozes +44 (0)20 7116 5752	Barclays Media Relations Giles Croot +44 (0)20 7116 4755

Notes to Editors:
About Barclays

Barclays is a major global financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth and investment management with an extensive international presence in Europe, the Americas, Africa and Asia. Barclays' purpose is to help people achieve their ambitions - in the right way.

With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 140,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.
For further information about Barclays, please visit our website www.barclays.com.

About Chris Lucas

Chris was appointed Group Finance Director and became a member of the Executive Committee in April 2007. He is responsible for a number of Group functions including Finance, Investor Relations, Treasury, Tax, Corporate Development, and Corporate Secretariat. Chris joined Barclays from PricewaterhouseCoopers LLP, where he was UK Head of Financial Services and Global Head of Banking and Capital Markets.
Chris has an extensive finance and accounting background, having spent most of his career working across financial services, including three years in New York as Head of the US Banking Audit Practice for PricewaterhouseCoopers LLP. He was Global Relationship Audit Partner for Barclays for the 1999-2004 financial years and subsequently held similar roles for other global financial services organisations.

Income Protection

As an Executive Director, Chris Lucas was provided with benefits by Barclays as disclosed in previous annual reports, including private medical insurance, life insurance and income protection cover. Under the terms of the income protection policy, Chris Lucas is eligible for income protection payments, subject to medical reports being provided to Barclays and for the purposes of the policy will remain an employee. Under the scheme, payments are payable for each year in which an executive is unable to fulfil his role due to ill health or until he reaches age 65, if earlier. The annual payments made to Mr Lucas will be equal to £600,000 per year, reviewed periodically in line with inflation up to a maximum of 5% each year.

Mr Lucas is also eligible to receive death in service cover and private medical insurance.

For 2013, Mr Lucas shall be entitled to be considered for a discretionary bonus award based on his performance for 2013 up to the last date in role as Group Finance Director. He will not be granted any new deferred awards or LTIP awards or receive any severance payment.